KIRKLAND LAKE GOLD ANNOUNCES DETAILS OF SECOND QUARTER 2020 CONFERENCE CALL AND WEBCAST

Toronto, Ontario - July 24, 2020 - Kirkland Lake Gold Ltd. (“Kirkland Lake Gold” or the “Company”) (TSX:KL) (NYSE:KL) (ASX:KLA) today announced that the Company will release its financial and operating results for the second quarter and first half of 2020 before the market open on Thursday, July 30, 2020, Eastern Time (“ET”). The Company will then host a conference call to review the results that afternoon at 2:00 pm ET. Those wishing to join the call can do so using the telephone numbers listed below. The call will also be webcast and available on the Company’s website at www.kl.gold.

Date: Thursday, July 30, 2020, 2:00 pm ET
Event Plus passcode: 3582178
Toll Free Dial-In Number: (833) 968-2183
International callers: (825) 312-2102
Webcast url: https://event.on24.com/wcc/r/2395960/AA0AD9D3A6BCCE4CA36CF9A1689E3D1D

About Kirkland Lake Gold Ltd.
Kirkland Lake Gold Ltd. is a growing gold producer operating in Canada and Australia that produced 974,615 ounces in 2019 and is on track to achieve its target production of 1,350,000 - 1,400,000 ounces in 2020. The production profile of the Company is anchored by three high-quality operations, including the Macassa Mine and Detour Lake Mine, both located in Northern Ontario, and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold's solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position with extensive management expertise.

For further information on Kirkland Lake Gold and to receive news releases by email, visit the website www.kl.gold.

FOR FURTHER INFORMATION PLEASE CONTACT:

Anthony Makuch, President, Chief Executive Officer & Director
Phone: +1 416-840-7884
E-mail: tmakuch@kl.gold

Mark Utting, Senior Vice President, Investor Relations
Phone: +1 416-840-7884
E-mail: mutting@kl.gold